SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Section 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 30, 2007

SMURFIT KAPPA FUNDING PLC
(formerly known as JSG Funding plc)

(Translation of registrant’s name into English)

Beech Hill

Clonskeagh

Dublin 4

Ireland

Telephone: +353 (1) 202-7000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Not for release, publication or distribution to any Italian Person or in, or into Italy

NOTICE RELATING TO SOLICITATION OF CONSENTS TO PROPOSED AMENDMENTS RELATING TO

EUR 217,500,000 7.75% Senior Subordinated Notes due 2015

and

USD 200,000,000 7.75% Senior Subordinated Notes due 2015

of

Smurfit Kappa Funding Plc

October 23, 2007 – Smurfit Kappa Funding plc, formerly known as JSG Funding plc (the “Issuer”), today announced amendments to the terms of the offer relating to its outstanding 7.75% euro-denominated Senior Subordinated Notes due 2015 (the “Euro Notes”) and its 7.75% U.S. dollar-denominated Senior Subordinated Notes due 2015 (the “Dollar Notes”, and together with the Euro Notes the “Notes”). The Company is soliciting consents from holders of the Notes (the “Solicitation”) to amendments to the indentures governing the Notes.

The terms of the Solicitation hereby are amended to (i) change the amount of the Consent Fee payable by the Issuer to the holders in accordance with, and subject to, the terms and conditions of the Solicitation, to €15.00 for each €1,000 principal amount of Euro Notes and $15.00 for each $1,000 principal amount of Dollar Notes, (ii) change the Expiration Date of the Solicitation to 4:00 P.M., London time, 11:00 A.M., New York City time, on November 2, 2007, unless the Solicitation is further extended by the Issuer and (iii) change the Consent Payment Date to an expected date of November 7, 2007.

Except as set forth herein, the terms and conditions of the Solicitation remain the same as set forth in the Consent Solicitation Statement dated as of October 12, 2007 (the “Consent Solicitation Statement”) and all references in the Consent Solicitation Statement to: (i) the “Solicitation” shall be deemed to include the amendment to its terms set forth herein, (ii) the “Consent Fees” shall be deemed to refer to the amounts set forth herein, (iii) the “Expiration Date” shall be deemed to refer to the time and date set forth herein and (iv) the “Consent Payment Date” shall be deemed to refer to the expected date set forth herein.

The Solicitation is being made solely pursuant to the Consent Solicitation Statement, which sets forth and governs the terms and conditions of the Solicitation as well as additional information about the terms of the Solicitation, including how to deliver consents. The Consent Solicitation Statement contains important information that should be read carefully before any decision is made with respect to the Solicitation.

Deutsche Bank is acting as sole Solicitation Agent in this Offer.

Solicitation Agent:

Deutsche Bank AG, London Branch

Liability Management Group

Tel: +44 (0)20 7545 8011

Email: liability.management@db.com

EUR Tabulation Agent:

Deutsche Bank AG, London Branch

TSS – Restructuring Services Group

Tel: +44 (0)20 7547 5000

Email: xchange.offer@db.com

USD Tabulation Agent:

D.F King & Co., Inc

48 Wall Street, 22nd Floor

New York, NY 10005

Banks and Brokers call: +1 212 269-5550 (collect)

All others call toll free: +1 800 859-8511

Nothing on this notice or the Consent Solicitation Statement constitutes an offer of securities for sale in the United States, Italy or any other jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2007	SMURFIT KAPPA FUNDING PLC

	By:	/s/ Ian J. Curley
Ian J. Curley
Director and Chief Financial Officer